UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
______________________________________________________________________________
Name: Blue Owl Alternative Credit Fund
Address of Principal Business Office (No. & Street, City, State, Zip Code):
399 Park Avenue
New York, NY 10022
Telephone Number (including area code):
(212) 419-3000
Name and address of agent for service of process:
Andrew Murphy
Secretary
399 Park Avenue
New York, NY 10022
With copies to:
Nicole M. Runyan, P.C.
Brad A. Green, P.C.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
Yes     [X]     No     [   ]

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification to be duly signed on its behalf in the City of New York and the State of New York on the 7th day of March, 2025.

BLUE OWL ALTERNATIVE CREDIT FUND

By:	/s/Ivan Zinn
	Name:	Ivan Zinn
	Title:	President and Chief Executive Officer

Attest:	/s/Andrew Murphy
Name: Andrew Murphy
Title: Secretary
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